CHICKASAW CAPITAL MANAGEMENT, LLC
6075 Poplar Avenue, Suite 402
Memphis, Tennessee 38119

January 31, 2014

To:          MainGate Trust
 c/o Board of Trustees

Dear Sirs:

We have been engaged as the sole investment adviser to the MainGate MLP Fund  (the "Fund"), the initial series of MainGate Trust, a Delaware business trust  (the "Trust"), pursuant to the Investment Advisory Agreement approved by the Trust's Board of Trustees on January 10, 2011.

Effective as of January  31,  2014, we hereby  agree  to waive our  advisory fee and/or  reimburse certain  operating expenses of the Fund, but only to the extent  necessary so that the Fund's total annual operating expenses,  excluding  brokerage  fees  and  commissions;   any  borrowing  costs  (such  as  (a) interest  and (b) dividend expenses on securities sold short); taxes; deferred income tax expense(benefit); any indirect  expenses,  such as such as acquired  fund  fees and  expenses; 12b-1 fees, and  extraordinary expenses, do not exceed 1.50% of the average daily net assets of each class of the Fund.

Any payment  by us of the  Fund's  organizational, offering or operating  expenses  is subject  to repayment  by the  Fund  in the  three  fiscal years following the  fiscal year in which  the  payment  was made;  provided  that  the  Fund  is able  to make  the  repayment  without exceeding  the 1.50% expense limitation.

This Agreement shall continue in place through March 31, 2015. The Board of Trustees has sole authority to terminate the expense cap prior to its expiration and to approve recoupment payments. We  understand that  we  may  not  terminate this  agreement prior  to  this  date,  except  that  we  may voluntarily agree to lower the expense cap.

Very truly yours,

CHICKASAW CAPITAL MANAGEMENT, LLC

By: /s/Geoffrey Mavar
  Geoffrey Mavar, Principal

 Acceptance

The foregoing is hereby accepted.

MAINGATE TRUST

By: /s/Matthew Mead
   Matthew Mead, Chief Executive Officer

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